                                                      PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-40625
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PROSPECTUS

                               8,820,000 Shares

                            NTN COMMUNICATIONS, INC.

                                  Common Stock
                             ______________________

     This Prospectus relates to the offer for resale from time to time of up to 8,820,000 shares of common stock, $.005 par value (the "Common Stock"), of NTN Communications, Inc. d/b/a The NTN Network ("NTN"), issued or issuable to Stark International and Shepherd International Investments, Ltd. (collectively, the "Investors"), or their assigns, as holders (the "Selling Stockholders") of Series B Convertible Preferred Stock, $.005 par value, of the Company (the "Series B Preferred Stock"). See "Selling Stockholders" and "Description of Capital Stock -- Series B Preferred Stock."

     All of the shares offered hereby will be offered and sold by the Selling Stockholders. Although the Company received proceeds from the sale of the Series B Preferred Stock in the transaction described herein, the Company will not receive any proceeds from the sale of the shares of Common Stock offered hereby.

     The shares of Common Stock offered by the Selling Stockholders hereby include such presently indeterminate number of shares of Common Stock as may be issued on conversion of the Series B Preferred Stock pursuant to the provisions thereof regarding determination of the applicable conversion price. The Company has agreed to register initially a number of shares of Common Stock equal to two times the number of shares of Common Stock that would have been issued if all the Preferred Stock had been converted at the conversion price in effect at the time of the filing of the Registration Statement of which this Prospectus is a part. By way of example, if all shares of Series B Preferred Stock had been converted on January 13, 1998, the Company would have been obligated to issue 8,110,900 shares of Common Stock in respect thereto. The foregoing estimate is for purposes of illustration only, and the actual number of shares of Common Stock issued or issuable upon conversion of the Series B Preferred Stock depends on the conversion price and conversion rate in effect at the time of conversion, which depend upon certain factors which cannot be predicted by the Company, including, among others, the future market price of the Common Stock and possible future anti-dilution adjustments. The number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock also is limited in certain respects by the terms of the Series B Preferred Stock. As a result, the actual number of shares of Common Stock affected hereby could be materially less or more than the estimated number of shares noted as being offered by the Selling Stockholders. The number of shares noted as being offered by the Selling Stockholders is also subject to increase pursuant to Rule 416 under the Securities Act of 1933, as amended (the "Securities Act"), in the event of a stock split, stock dividend or similar transaction involving the Common Stock. See "Selling Stockholders."

     The Common Stock is traded on the AMEX under the symbol "NTN." As of January 13, 1998, the last sale price for the Common Stock as reported on the AMEX was $1-1/16. See "Price Range of Common Stock and Dividend Policy."

     The shares of Common Stock may be offered from time to time by the Selling Stockholders to or through brokers, dealers or other agents or directly to other purchasers in one or more market transactions, in one or more private transactions or in a combination of such methods of sale, at prices then prevailing, at prices related to such prices, or at negotiated prices. In effecting sales, brokers, dealers or other agents engaged by the Selling Stockholders may arrange for other brokers, dealers or agents to participate. Such brokers, dealers or agents may receive commissions, discounts or concessions from the Selling Stockholders in amounts to be negotiated. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Securities Act. See "Plan of Distribution."

     Certain costs, expenses and fees in connection with the registration of the shares offered hereby will be borne by the Company. Commissions, discounts and transfer taxes, if any, attributable to the sales of the shares offered hereby will be borne by the Selling Stockholders.

        SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS FOR A
            DISCUSSION OF CERTAIN MATERIAL RISKS ASSOCIATED WITH AN
                   INVESTMENT IN THE SHARES OFFERED HEREBY.

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR  ADEQUACY OF THIS
               PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.

               The date of this Prospectus is February 12, 1998

                                  THE COMPANY

  NTN Communications, Inc. d/b/a The NTN Network ("NTN" or the "Company"), through its business units and subsidiaries, develops, produces and distributes individual and multi- player interactive programs to a variety of media platforms. These interactive sports, trivia game and educational programs permit multiple viewers to simultaneously respond to and participate with the programming content. The Company has an exclusive licensing arrangement with the National Football League, as well as nonexclusive arrangements or agreements with Major League Baseball, the National Hockey League in Canada and others to provide interactive play-along programming, such as the Company's proprietary QB-1(R) football game, in conjunction with live televised broadcasts. The Company broadcasts a wide variety of popular games, trivia and informational programming to group viewing locations such as hotels, sports bars and restaurants through its interactive NTN Network. In addition, the Company brings multi-player interactive games into consumer households through personal computer on-line services, the Internet and interactive television services. Since the Company distributes its programs via satellite, cable, telephone and wireless transmission technologies, it is not dependent on any particular hardware or technical platform.

  The Company currently provides its products and services to markets in various stages of development. Each market is directly related to multi-player interactive entertainment and education programs as follows:

  Network Services ("Network Services", formerly referred to as "Hospitality") -- Live interactive television network (The NTN Network) featuring sports and trivia games which are broadcast to group environments.

  Online/Internet Services ("Online/Internet Services", formerly referred to as "Home") -- Live interactive sports and trivia games, including those currently broadcast over the NTN Network, for the home consumer market provided via third-party providers such as America On-Line, CompuServe and GTE MainStreet.

  LearnStar ("LearnStar") -- An interactive, multimedia, curriculum-based educational system marketed to educational institutions. Marketed through the Company's wholly-owned subsidiary, LearnStar, Inc.

  IWN ("IWN") -- Interactive and transaction processing software and technology for the gaming industry. Developed through the Company's wholly-owned subsidiaries IWN, Inc. and IWN, L.P.


                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following regional offices: Seven World Trade Center, New York, New York 10048, and Northwestern Atrium Center, 500 W. Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such materials also may be obtained electronically at the Commission's site on the World Wide Web at http:/www.sec.gov. The Common Stock is listed on the AMEX, and the Company's reports, proxy and information statements and other information filed with the AMEX may be inspected at the AMEX's offices at 86 Trinity Place, New York, New York 10006-1881.

  Additional information regarding the Company and the shares of Common Stock offered hereby is contained in the Registration Statement of which this Prospectus forms a part, and the exhibits thereto, filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). For further information pertaining to the Company and such securities, reference is made to the Registration Statement and the exhibits thereto, which may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the office of the Commission at Judiciary Plaza, 450 Fifth Street,

                                       1.

Washington, D.C. 20549 or obtained electronically at the Commission's World Wide Web site referred to above. Statements contained herein concerning the provisions of any document are not necessarily complete and in each instance reference is made to the copy of the document filed as an exhibit or schedule to the Registration Statement. Each such statement is qualified in its entirety by reference to the copy of the applicable documents filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission under the Exchange Act (Commission file no. 1-11460) are incorporated in this Prospectus by reference: (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1996, which contains consolidated financial statements of the Company for the year then ended; (b) Amendment No. 1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 filed with the Commission on April 30, 1997; (c) Amendment No. 2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 filed with the Commission on March 28, 1997; (d) Amendment No. 2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 filed with the Commission on December 18, 1997; (e) Amendment No. 1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 filed with the Commission on May 20, 1997; (f) Amendment No. 1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 filed with the Commission on August 13, 1997; (g) Amendment No. 2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 filed with the Commission on August 13, 1997; (h) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997, and September 30, 1997, respectively; (i) Amendment No. 1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 filed with the Commission on November 25, 1997; (j) Amendment No. 1 to the Company's Quarterly Reports on Form 10-Q for the quarter ended June 30, 1997 filed with the Commission on August 29, 1997; (k) Amendment No. 2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 filed with the Commission on December 16, 1997; (l) the Company's Current Reports on Form 8-K filed with the Commission on March 20, 1997 and November 7, 1997, respectively; and (m) the description of the Company's Common Stock contained in its Registration Statement on Form 8-A (File No. 0-19383) filed with the Commission on July 31, 1991.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide, without charge, to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated by reference (other than exhibits to such documents that are not specifically incorporated by reference in such documents). Written requests for such copies should be directed to Judy Piercey, Director of Marketing Communications, NTN Communications, Inc., The Campus, 5966 La Place Court, Carlsbad, California 92008. Telephone requests may be directed to Ms. Piercey at (760) 438-7400.

                                       2.

                                  RISK FACTORS

  The Shares offered hereby are speculative in nature and involve a high degree of risk. The following risk factors should be considered carefully in evaluating the Company and its business before purchasing the Shares.

  This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements regarding the Company's financing needs, business plans and prospects, expectations and intentions. Forward-looking statements necessarily involve risks and uncertainties, and the Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Prospectus. The following risk factors and other cautionary statements made in this Prospectus should be read and understood as being applicable to all related forward-looking statements wherever they appear in this Prospectus.

HISTORY OF SIGNIFICANT LOSSES; RECENT RESULTS OF OPERATIONS

  The Company has a history of significant losses and had an accumulated deficit of $55,848,000 as of September 30,1997. The Company reported a net loss of $22,952,000 and $9,709,000 for the year ended December 31, 1996 and the nine months ended September 30, 1997, respectively, and has continued to incur losses since September 30, 1997. These results included substantial charges related to the resignation or termination of certain former executive officers and the reduction in workforce referred to below, the cancellation of notes receivable from the former executives, write-downs of assets associated with discontinued business activities and obsolete inventory and equipment, and accruals for litigation settlement costs and other litigation expenses, and charges relating to stock-based compensation. There can be no assurance that the Company will not incur similar charges in the future or that it will ever operate profitably. See "Selected Consolidated Financial Data."

UNCERTAINTY AS TO ABILITY TO CONTINUE AS A GOING CONCERN

  The audit report on the Company's consolidated financial statement for the year ended December 31, 1996 includes an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. See "Experts."

NEED FOR ADDITIONAL FINANCING

  The Company had a working capital deficiency of $2,120,000 at December 31, 1996, compared to working capital of $19,468,000 at December 31, 1995. The reduction in working capital during 1996 was due primarily to a reclassification of inventory to broadcast equipment and substantial charges incurred in 1996 as previously reported in the Company's Exchange Act reports incorporated in this Prospectus by reference and to the use of cash on hand and other current assets to fund the Company's ongoing losses from operations. See "Recent Developments." The Company's continuing losses from operations during 1997 resulted in an increase in the working capital deficiency to $5,838,000 as of September 30, 1997, and the Company has continued to experience operating losses since September 30, 1997.

  In October 1997, the Company completed a private placement (the "Private Placement") of $7,000,000 of Series B Preferred Stock, the Shares underlying which are being offered by means of this Prospectus. The Company realized net proceeds from the private placement of approximately $6,740,000, of which approximately $3,900,000 was used to repay certain indebtedness (included accrued interest) of the Company incurred in June 1997 in connection with a previously proposed merger transaction with GTECH Corporation. The balance of the net proceeds has been and will be used to augment the Company's working capital and for general corporate purposes. Based upon current plans and assumptions relating to the Company's business and

                                       3.

operations, the Company believes that the remaining net proceeds of the Private Placement, together with revenues from operations, will be sufficient to fund the Company's cash requirements for the foreseeable future. If, however, the Company's plans change or its assumptions prove inaccurate, or if the Company's funds otherwise prove insufficient, the Company may be required to seek additional financing. There can be no assurance that the Company's currently available resources will be sufficient to support the Company's operations until such time, if any, as the Company is able to operate profitably and the Company may require additional financings to fund its ongoing operations. There also can be no assurance as to whether or on what terms any needed financing may be available to the Company. If the Company were unable to obtain any needed financing on terms acceptable to it, the Company could be required to curtail its non-core business activities until such time, if any, as it is able to generate sufficient funds from operations to resume such activities and expand its business.

PENDING LITIGATION SETTLEMENTS AND PROCEEDINGS

     For a description of the Company's recent settlements of two prior class-action lawsuits, see "Recent Developments -- Recent Settlements of Class-Action Lawsuits."

     In May 1997, a shareholder derivative complaint was filed against the Company and certain of its former officers and directors in Superior Court of California, North County Branch. The complaint, which sought injunctive relief and an unspecified amount of damages, alleged that the Company was injured by a lack of independence and breach of business judgment by the defendant officers and directors by virtue of the Resignation Agreements and related transactions entered into in connection with the recent management reorganization. See "Recent Developments -- Management Reorganization." On June 10, 1997, the plaintiff voluntarily dismissed the lawsuit, without prejudice, and without any payment from the Company. Although the Company believes, based in part on the opinion of outside counsel, that the action was without merit, there can be no assurances that the plaintiff or others similarly situated will not refile the same or a similar action at a future date.

     On June 11, 1997, the Company was included as a defendant in a lawsuit, entitled Elliot Miller and Jan Iver, shareholders on behalf of themselves and
         --------------------------------------------------------------------
all others similarly situated  vs. NTN Communications, Inc., Patrick J. Downs,
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Daniel C. Downs, Donald C. Klosterman, Ronald E. Hogan, Gerald P. McLaughlin and
--------------------------------------------------------------------------------
KPMG Peat Marwick LLP, filed in the United States District Court for the
---------------------
Southern District of California. The complaint seeks class-action status for alleged violations of state and federal securities laws based upon purported omissions from the Company's periodic filings with the Commission. More particularly, the complaint alleges that the Company and the defendant directors and former officers devised an "exit strategy" to provide themselves with undue compensation upon their resignation from the Company. The plaintiffs

                                       4.

further allege that the Company's financial statements misrepresented or omitted information concerning contingent liabilities, in the form of guaranteed compensation to management and a right, which was exercised by Symphony IWN Investment LLC ("Symphony") in early 1997, to cause the Company to repurchase from Symphony certain stock and interests in IWN, Inc. and IWN L.P., and phantom assets in the form of loans receivable from management. According to the plaintiffs, these alleged misrepresentations and omissions served to inflate the trading price of the Company's Common Stock.

     On July 3, 1997, the Company, on behalf of itself and the named directors and officers, filed a motion to dismiss the lawsuit. On November 6, 1997, the motion was granted, with leave to amend, as to the state causes of action and denied as to the federal causes of action. The Company has submitted this claim to its insurance carriers; however, there can be no assurances that the insurance carriers will accept coverage or that, if coverage is accepted, it will be without a reservation of rights by the carriers.

     On August 8, 1997, a class action complaint was filed in the United States District Court for the Southern District of California by Yehuda Lefkowitz, on behalf of himself and others similarly situated against the Company and Patrick
J. Downs and Daniel C. Downs, former executives of the Company. The complaint alleged that defendants made materially false and misleading statements concerning the Company's business, operations and products. The complaint was voluntarily dismissed by the plaintiff, without prejudice, on September 3, 1997 without any payment by the Company. Although the Company believes, based in part on the opinion of outside counsel, that the action was without merit, there can be no assurances that the plaintiff or others similarly situated will not refile the same or a similar action at a future date.

     There can be no assurance that any or all of the foregoing claims will be settled or decided in a manner favorable to the Company, which generally is not insured against the claims made. During the pendency of such claims, the Company will continue to incur the costs of defense of same. If the shareholder litigation is decided in a manner adverse to the Company, the resulting liabilities to the Company could materially and adversely affect the Company's financial condition and result of operations.

     The Company had been involved as a plaintiff or defendant in various previously reported lawsuits in Federal courts in both the United States and Canada involving Interactive Network, Inc. ("IN"). With the court's assistance, the Company and IN have been able to reach a resolution of all pending disputes in the United States and have agreed to private arbitration regarding any future licensing, copyright or infringement issues which may arise between the parties. There remain two lawsuits among the Company, its unaffiliated Canadian licensee and IN, which were filed in Canada in 1992. No substantive action has been taken in furtherance of either action. These actions affect only the Canadian operations of the Company and its Canadian licensee and do not extend to the Company's operations in the United States or elsewhere. Although they cannot be estimated with certainty, any damages the Company might incur in the event the actions are determined adversely to the Company are not expected to be material to the Company.

     Other than as set forth above, there is no material litigation pending or threatened against the Company.

RECENT EQUIPMENT PROBLEMS

     The Company's Playmaker(R) is a hand-held radio frequency device used to enter choices and selections by players of QB-1(R) and the Company's other games and programming broadcast to Hospitality locations. The Company's customers have experienced certain problems with Playmakers(R) manufactured earlier this year, and late last year, related to noise sensitivity and performance of the Playmaker's(R) rechargeable batteries. Management believes these equipment problems have contributed to higher than usual "disconnects" (i.e., customers
                                                              ----
terminating the NTN Network service) and a build-up in the Company's accounts receivable from customers. The Company has completed various modifications to its Playmaker(R) in consultation with an outside engineering consulting firm, which the Company believes adequately address these problems. For the three months ended March 31, 1997, the Company recorded a charge of $650,000 relating to the repair and replacement of the affected Playmakers(R) and it may incur similar charges in the future, which cannot be predicted. The higher-than-usual customer

                                       5.

disconnects and the charges relating to Playmakers(R) have adversely affected the Company's revenues and results of operations during 1997. The recurrence of these or other equipment problems in the future also could adversely affect the Company's results of operations.

TRANSITION TO NEW MANAGEMENT

     The Company has experienced a wholesale change in its executive management in the past year. Gerald Sokol, Jr. was appointed as Chief Executive Officer of the Company in October 1997. He joined the Company as Chief Financial Officer in July 1996, was appointed Chief Operating Officer in November 1996 and in February 1997, in connection with the management reorganization described herein under "Recent Developments," was appointed President of the Company. In September 1997, Geoffrey D. Labat assumed from Mr. Sokol the duties of Chief Operating Officer after having joined the Company in May 1997 as Chief Technical Officer. Edward C. Frazier, who has served as a director of the Company since August 1996, was appointed Chairman of the Board in March 1997. In August 1997, three of the Company's incumbent directors resigned, and in September and November 1997, respectively, Esther L. Rodriguez and Stanley B. Kinsey were appointed as directors. There can be no assurance that the new management of the Company, under the supervision of the Board of Directors, will be able to operate the Company more successfully than prior management or that additional management changes will not be made in the future.

DEPENDENCE ON LICENSES FOR BROADCAST RIGHTS; LACK OF CERTAIN LICENSES

     The Company's interactive sports games are broadcast in conjunction with live telecasts of football, baseball and hockey games. Wherever possible, the Company seeks to obtain licenses from the owners of the broadcast rights to the sporting events to utilize such telecasts for its interactive game programming. The Company's exclusive license with National Football League Properties, Inc. ("NFLP") for QB-1(R) expires in March 2000. The Company's rights under the license may not be transferred or assigned without the NFLP's consent. For this purpose, an assignment includes, among other things, a merger or consolidation of the Company or the termination of employment of any of the Company's key management personnel. The Company's agreement with Major League Baseball Properties, Inc. ("MLBP") relating to the Company's proprietary interactive baseball game, Diamondball(R), expired December 31, 1996. In the meantime, the Company has continued broadcasting Diamondball(R) and otherwise dealing with MLBP in accordance with the terms of the prior agreement with MLBP.

     The Company broadcasts QB-1(R) in conjunction with college football games without any license. Limitations on the Company's sports licenses or legal action by the owners or licensees of broadcast rights to college football games or other events for which the Company has no license, if determined adversely to the Company, could have the effect of precluding the Company from broadcasting its games in connection with these events or could result in an award of monetary damages against the Company. The Company has not experienced any such legal action to date and is not aware of any threatened action. There can be no assurance, however, that such actions will not be brought in the future.

RELIANCE ON INDEPENDENT DISTRIBUTORS

     The Company relies on the efforts of independent distributors to market and sell the NTN Network to its subscriber locations. The Company currently uses approximately 25 distributors who operate in 49 states. The Company has no long-term agreements with any of its distributors, and such agreements are typically terminable upon short notice. The loss of a significant number of these distributors would have a material adverse effect on the Company's business until such time, if any, as the Company found alternate means of servicing the markets currently served by such distributors.

                                       6.

COMPETITION

  The interactive entertainment industry is in its formative stage, but currently may be divided into three major segments: (i) media distribution services such as on-line services, telephone companies and cable television companies and the NTN Network; (ii) equipment providers such as computer and peripheral equipment manufacturers; and (iii) content and programming providers, such as movie studios and software publishers. The Company does not act as a direct provider of equipment to consumers. The Company operates as a media distribution service through its NTN Network. Also, the Company is a program provider to an array of other media distribution services to consumers utilizing a variety of equipment.

  The Company has a growing number of competitors in the programming segment of the interactive entertainment industry. The Company's programming content is not dependent upon, and consequently not bound by any particular technology or method of distribution to the consumer. The Company's programming is, therefore, readily available to consumers on a wide variety of entertainment and media services including: the NTN Network; on-line services including America Online, Genie, and CompuServe and cable television, including GTE MainStreet, which is available to households in certain regions.

  The Company is not aware of any competing interactive programming similar to QB-1(R), Diamondball or the Company's other programming broadcast in conjunction with live sporting or other events. The Company's programming competes generally, however, with broadcast television, pay-per-view, and other content offered on cable television. In other mediums, the Company competes with other content and services available to the consumer through on-line services such as America Online and Prodigy. Presently, the technological capabilities of transmitting entertainment products to the consumer exceed the supply of quality programming and services available on the existing delivery systems.

  With the entrance of motion picture, cable and TV companies, competition in the interactive entertainment and multimedia industries will likely intensify in the future. Moreover, the expanded use of on-line networks and the Internet provide computer users an increasing number of alternatives to video games and entertainment software. The Company seeks to compete by providing high quality products at reasonable prices, thereby establishing a favorable reputation among frequent buyers in order to achieve repeat sales on products developed or distributed by the Company. There can be no assurance, however, that the Company can compete effectively.

POTENTIAL FOR TECHNOLOGICAL OBSOLESCENCE

  The computer industry and related businesses have been marked by rapid and significant technological development and change. There can be no assurance that ongoing technological developments will not render the Company's interactive technology and services obsolete, or that the Company will have the resources to respond to such technological change.

UNCERTAIN PROPRIETARY PROTECTION; DEPENDENCE ON SOLE SOURCE OF SUPPLY

  The Company regards the Playmaker(R) keyboard and other technology utilized in the NTN Network as proprietary and relies primarily on a combination of trademark, copyright and trade secret laws and employee and third-party nondisclosure agreements to protect its propriety rights. The Company has two patent applications pending for its proprietary interactive technology. No assurance can be given, however, that any of the Company's patent applications will issue as patents, or that any issued patents will provide the Company with significant competitive advantages. It is the Company's policy that all employees and consultants involved in research and developmental activities sign nondisclosure agreements; however, this may not afford the Company sufficient protection for its know-how and proprietary information and products. Other parties may independently develop similar or more advanced technologies. Until recently, the Company was involved in litigation with IN concerning the enforceability, scope and validity of proprietary rights. See "Risk Factors - Pending Litigation." As a number of software products in the interactive television industry increases and increasingly become available in new delivery formats, software developers and publishers may increasingly

                                       7.

become subject to infringement claims. Any such future claims or litigation against the Company may be costly and could have an adverse effect on the businesses of the Company.

     The Company currently purchases its Playmaker(R) keyboard from a single, unaffiliated Taiwanese manufacturer. As described above under "Recent Equipment Problems," the Company has experienced certain performance problems with its Playmakers(R). The Company also recently has experienced substantial delays in shipments of Playmakers(R) ordered from the manufacturer, and it currently is considering redesigning the Playmaker(R) as part of an effort to secure one or more additional sources of supply of Playmakers(R). There can be no assurance that the Playmaker(R) can be redesigned successfully or that the Company will be able to secure additional sources of supply of the redesigned Playmaker(R). Unless and until the Company succeeds in establishing additional manufacturing relationships, it will continue to be dependent on its current sole source of supply of Playmakers(R) and may continue to experience delays in its receipt of new Playmaker(R) shipments.

POTENTIAL DILUTION

     The shares of Common Stock issuable upon conversion of the Series B Preferred Stock may be issued at a discount from the market price of the Common Stock at the time of conversion, which could result in dilution to the tangible book value per share and shareholders' equity per share of the Company. The magnitude of any such dilution will depend on the size of the discount and the number of shares to be issued. These variables, will, in turn, depend on the timing of conversion, the market price of the Common Stock at such time and certain other factors which cannot be predicted by the Company.

ANTI-TAKEOVER PROVISIONS

     The Company's Certificate of Incorporation and Bylaws contain certain provisions intended to discourage attempts to acquire control of the Company other than by means of a transaction negotiated with the Company's Board of Directors, as well as to make it more difficult for individual securityholders or a group of securityholders to elect directors. These provisions may have the effect of discouraging takeover attempts that some securityholders might deem to be in their best interests, including takeover proposals in which securityholders might receive a premium for their shares over the then current market price. The Board of Directors believes, however, that these provisions are in the best interests of the Company and its securityholders because such provisions may encourage potential acquirors to negotiate directly with the Board of Directors, which is in the best position to act on behalf of all securityholders. The Certificate of Incorporation provides that the affirmative vote of the holders of at least 80% of the total voting power of all outstanding securities of the Company then entitled to vote generally in the election of directors, voting together as a single class, is required to amend certain provisions of the Certificate of Incorporation, including among others, those provisions relating to the number, election and term of directors; the removal of directors and the filing of vacancies; and the supermajority voting requirements of the Certificate of Incorporation. These voting requirements will have the effect of making more difficult any amendments, even if a majority of the Company's securityholders believes that such amendment would be in their best interest. See "Description of Capital Stock -- Anti-Takeover Provisions."

VOLATILITY OF STOCK PRICE; RECENT TRADING PRICES

     Historically, the trading price of the Company's Common Stock has fluctuated widely, and it may be subject to similar future fluctuations in response to quarter-to-quarter variations in the Company's operating results, announcements regarding litigation, technological innovations or new products by the Company or its competitors, general conditions in the industries in which the Company competes and other events or factors, including factors such as analysts' expectations which are beyond the Company's control. In addition, in recent years, broad stock market indices, in general, and the securities of technology companies, in particular, have experienced substantial price fluctuations. Such broad market fluctuations also may adversely affect the future trading price of the Company's Common Stock.

     The recent trading prices of the Company's Common Stock have been at or near the 52-week low trading price, and there can be no assurance that the trading price will not decline from its current level. See "Price Range of Common Stock and Dividend Policy."

DIVIDEND POLICY

     The Company has never paid cash dividends on its Common Stock and anticipates that for the foreseeable future earnings, if any, will be retained for the operation and expansion of the Company's business. The terms of the Series B Preferred Stock restrict the Company's payment of dividends on Common Stock. See "Price Range of Common Stock and Dividend Policy."

                                       8.

EFFECT OF OUTSTANDING OPTIONS AND WARRANTS

     As of January 13, 1998, there were approximately 4,988,225 shares of Common Stock reserved for issuance upon the exercise of outstanding stock options of the Company at exercise prices ranging from $1.88 to $6.50 per share, of which options to purchase approximately 2,657,567 shares were exercisable as of that date.

     As of January 13, 1998, the Company also had outstanding warrants, including for this purpose the Settlement Warrants described herein, to purchase an aggregate of approximately 3,260,200 shares of Common Stock at exercise prices ranging from $0.96 to $8.00 per share, of which warrants to purchase approximately 2,216,000 shares were exercisable as of that date. Substantially all of the shares underlying the Company's outstanding warrants are subject to currently effective registration statements covering the resale of the underlying warrant shares by the holders.

     The foregoing options and warrants could adversely affect the Company's ability to obtain future financing or engage in certain mergers or other transactions, since the holders of those options and warrants can be expected to exercise them at a time when the Company would be able to obtain additional capital through a new offering of securities on terms more favorable than those provided by such options and warrants. For the life of such options and warrants, the holders are given the opportunity to profit from a rise in the market price of the Common Stock without assuming the risk of ownership. To the extent the trading price of the Common Stock at the time of exercise of any such options or warrants exceeds the exercise price, such exercise will also have a dilutive effect on the Company's stockholders.

     See "Recent Developments" for a discussion of the Company's recent issuance of shares of Common Stock in exchange for the surrender and cancellation of certain previously outstanding options and warrants.

SHARES ELIGIBLE FOR FUTURE SALE

     Approximately 6,559,000 shares of Common Stock outstanding as of the date of this Prospectus are "restricted securities," as that term is defined under Rule 144 promulgated under the Act. All or substantially all of such shares are covered by currently effective registration statements and can be offered and sold publicly by the beneficial owners at any time so long as registration statements remain effective. Moreover, in general under Rule 144 as currently in effect, subject to the satisfaction of certain conditions, if one year has elapsed since the later of the date of acquisition of restricted shares from an issuer or from an affiliate of an issuer, the acquiror or subsequent holder is entitled to sell in the open market, within any three-month period, a number of shares that does not exceed the greater of 1% of the outstanding shares of the same class or the average weekly trading volume during the four calendar weeks preceding the filing of the required notice of sale. A person who has not been an affiliate of the Company for at least the three months immediately preceding the sale and who has beneficially owned shares of Common Stock as described above for at least two years is entitled to sell such shares under Rule 144(k) without regard to any of the limitations described above.

     No predictions can be made with respect to the effect, if any, that sales of Common Stock in the market or the availability of shares of Common Stock for sale pursuant to currently effective registration statements or under Rule 144 will have on the market price of Common Stock prevailing from time to time. Nevertheless, the possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities.

                                       9.

                              RECENT DEVELOPMENTS

EXCHANGE OF CERTAIN OUTSTANDING OPTIONS AND WARRANTS

     The Company recently issued an aggregate of 739,436 shares of Common Stock in exchange for the surrender and cancellation of certain previously outstanding options and warrants to purchase an aggregate of 2,566,550 shares of Common Stock at exercise prices ranging from $2.00 to $5.25 per share. All such shares constitute "restricted" shares and, as such, will not be freely tradeable until at least one year after issuance.

     The terms of the exchanges were determined in privately negotiated transactions between the Company and the option holder and warrant holders involved based on a discount from the valuation of the options and warrants as determined in accordance with the Black-Scholes method, which takes into account such factors as the exercise prices and exercise periods of the options and warrants and the volatility of the market price of the Common Stock. The Company may enter into similar agreements in the future to exchange shares of Common Stock for other currently outstanding options or warrants.

     Although no cash payments will be made in connection with the exchanges, depending on the fair value of the shares which may be issued in exchange as for options and warrants and certain other factors, the Company may incur charges for financial accounting purposes relating to the exchanges for the period during which the exchanges occur.

MANAGEMENT REORGANIZATION

     In late 1996, the Company's former Chief Financial Officer resigned as an executive officer of the Company and the Company discontinued certain consulting arrangements with Alan P. Magerman, who was serving as a director of the Company at the time. In March 1997, following an internal review by the Company's independent directors acting with the advice of outside counsel to the independent directors, the Company announced a further reorganization of its executive management personnel in which Patrick J. Downs, then Chief Executive Officer and Chairman of the Board of the Company, Daniel C. Downs, then the Company's President, Gerald McLaughlin, then an Executive Vice President of the Company, and Michael Downs, then President of the Company's Learnstar subsidiary, resigned or were terminated. The Company has entered into separate Resignation and General Release Agreements (the "Resignation Agreements") with each of the former officers pursuant to which the officers' prior employment agreements were terminated and each former officer entered into a Consulting Agreement under which he agreed to consult with the Company on such matters as it may request from time to time. The three-year terms of the Consulting Agreements coincided with the remaining terms of the executives' prior employment agreements.

     Under the Resignation Agreements, the Company agreed to honor certain provisions of the officers' prior employment agreements to continue to pay the former executives their prior annual salaries and other benefits for the remaining terms of such agreements. These payments will total approximately $1,711,000 in 1997, $1,350,000 in 1998, and $1,269,000 in 1999, and are expected to be funded from on-going operations. Charges for severance related to resignations or terminations amounted to $840,000 for 1996. Additional severance charges in 1997 have totalled approximately $5,298,000. The Company will continue to provide the former executives with certain medical benefits and life insurance and, for 36 months, will continue to pay Patrick J. Downs, Daniel C. Downs and Gerald P. McLaughlin a monthly car allowance.

     Most of the former executives, along with Donald Klosterman and Alan P. Magerman, directors for the Company, were indebted to the Company for certain loans that were made in previous years. By their terms, these loans were cancelable under certain circumstances in connection with the termination of the officers' employment. Accordingly, the management reorganization triggered the cancellation of the outstanding notes receivable from the former officers. In conjunction with the management reorganization, the Company also agreed to cancel similar loans outstanding to Messrs. Klosterman and Magerman. The cancellation of the notes receivable from the directors and former officers resulted in a charge for 1996 of $4,252,000 for principal and accrued interest.

     In connection with the management reorganization, NTN agreed to the vesting of certain options held by Mr. McLaughlin to purchase 100,000 shares of Common Stock and issued to Mr. McLaughlin a fully vested option to purchase

                                      10.

150,000 shares of Common Stock at an exercise price of $3.88 per share. NTN also paid Mr. Magerman an aggregate of $225,000 and purchased from him for a price of $81,250 certain warrants to purchase 325,000 shares of Common Stock.

     In consideration of entering into the Consulting Agreements, NTN agreed to extend the expiration dates of certain options and warrants held by the former officers and, with respect to Patrick J. Downs and Daniel C. Downs, to waive provisions of certain stock options which required that the options be exercised within a specified period of time following termination. In the first quarter of 1997, the Company recorded charges of $1,458,000 related to the modifications of options and warrants held by the former executives.

     In the fourth quarter of 1996, the Company laid off approximately 16% of its workforce as a cost-cutting measure. Severance payments related to the layoff will not effect the Company's future liquidity, since the majority of the related severance and other benefit payments were made in 1996. The Company also laid off a significant number of employees in fiscal 1997 and may continue trimming its workforce to reduce costs.

RECENT SETTLEMENTS OF CLASS-ACTION LAWSUITS

     On or about the date of this Prospectus, the Company proposes to distribute Redeemable Common Stock Purchase Warrants (the "Settlement Warrants") to purchase 565,000 shares of Common Stock at a price of $0.96 per share. The Settlement Warrants will be distributed in an offering exempt from registration under the Securities Act pursuant to Section 3(a)(10) thereof, in settlement of a prior class-action lawsuit against the Company and certain individual defendants (the "Action"). The Action, originally filed by various shareholders of the Company in June 1993 in the United States District Court for the Southern District of California (San Diego) (the "Court"), was a consolidation of four lawsuits seeking class action status to recover damages for a drop in the market price of the Company's Common Stock following an announcement that an anticipated agreement under which the Company would sell certain equipment and services to an arm of the Mexican Government may be put out for bid. While the Company denies any wrongdoing or liability, it agreed to the settlement in order to avoid substantial expenses and the inconvenience and distraction of burdensome and protracted litigation. The settlement was entered into by the parties on June 18, 1996, and approved by the Court, after a hearing, by order dated and entered on September 23, 1996.

     Pursuant to the settlement, the Company has agreed to establish a settlement fund consisting of $400,000 in cash, plus the Settlement Warrants. For a description of the terms of the Settlement Warrants, see "Shares Eligible for Future Sale -- Settlement Warrants." The exercise price and other terms of the Settlement Warrants were determined as a result of settlement negotiations among the Company and its counsel in the Action and representatives of the plaintiffs in the Action. The exercise price does not necessarily bear any relationship to the financial condition, results of operations, or business or financial prospects of the Company, or any other recognized investment criteria, and should not be considered an indication of the actual value of the Company's Common Stock.


     On April 18, 1995, a class action lawsuit was filed in United States District Court entitled Lenora Isaacs, On behalf of Herself and All Others
                        ------ -------------------------------------------
Similarly Situated vs. NTN Communications and Patrick J. Downs. The complaint
---------------------------------------------------------------
alleged violations of federal securities laws based upon the Company's projections for the fourth quarter of 1994 and for the 1994 fiscal year, and further alleged that certain of the Company's insiders sold stock on information not generally known to the public. Plaintiffs claimed to be entitled to damages of between $8 million and $10 million. As previously announced, in order to avoid the costs and expenses associated with complex litigation, including attorney fees, expert fees and costs, analyses which must be conducted and other costs necessary to prepare to defend this case at trial and perhaps through the appeals process, in addition to the business disruption occasioned by such protracted litigation, the Company has agreed to an out-of-court settlement having a total value of $1,450,000. The settlement, which was recently approved by the Court in this matter, consists of $250,000 in cash with the remaining $1,200,000 being payable in newly issued shares of the Company's Common Stock, or in cash, at the Company's election. At present, the Company anticipates that it will elect to issue shares of Common Stock for this purpose, which would be valued at the market price of the Common Stock when the settlement is effected. Based on the recent last sale price of the Common Stock shown on the cover page of this Prospectus, the Company would be required to issue approximately 1,129,412 shares of Common Stock pursuant to the settlement, all of which would be freely tradeable by the recipients immediately upon issuance. It will take approximately one to three months to complete the claims administration process, however, and the Company cannot predict the future market price of Common Stock at such time. As a result, the actual number of shares to be issued by the Company to effectuate the settlement may vary from this estimated number.

     The Company's issuance of the Settlement Warrants and shares of Common Stock pursuant to the settlements described above may adversely affect the market price of the Common Stock.

DISCONTINUANCE OF SALE-LEASEBACK TRANSACTIONS

     In 1996, the Company discontinued selling and leasing back the equipment utilized at its Network Services locations and repurchased certain equipment that was the subject of prior sale-leaseback transactions. The Company reported a charge related to the repurchase transactions of approximately $2,007,000 for the fourth quarter of 1996. The Company may enter into similar repurchases in the future, which depending on the terms of repurchase, may also result in charges during the periods in which they occur. In addition, although the discontinuance of the sale-leaseback transactions and the repurchase of equipment has resulted in improved cash flow, depreciation charges associated with owning its equipment have contributed to the Company's losses for financial accounting purposes.

                                      11.

                                USE OF PROCEEDS

  The Company will not receive any of the proceeds from the sale of the Shares offered hereby. The Company will bear the costs and expenses of this offering, which are estimated at $70,000.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  There is no public market for the Series B Preferred Stock. The Company's Common Stock is listed on the AMEX under the symbol "NTN." The prices below are the high and low sales prices for the Common Stock as reported on the AMEX for periods shown.

                                                  Low       High
                                                -------   --------
1996
----
First Quarter................................   $3 1/8    $4 7/8
Second Quarter...............................    3 7/8     5 1/8
Third Quarter................................    4 9/16    6 1/8
Fourth Quarter...............................    3 7/16    5 3/16

1997
----
First Quarter................................   $3 3/8    $4 7/16
Second Quarter...............................    2 5/16    4 3/4
Third Quarter................................    2 3/16    4 7/16
Fourth Quarter...............................    1         2 1/2

1998
----
First Quarter (through January 12, 1998).....   $0 15/16  $1 1/16


     For a recent closing price for the Common Stock as reported on the AMEX see the cover page of this Prospectus. As of January 13, 1998, there were approximately 4,000 record owners of the Common Stock according to information available from the Company's transfer agent.

  To date, the Company has not declared or paid any cash dividends with respect to its Common Stock, and the current policy of the Board of Directors is to retain earnings, if any, after payment of dividends on the Company's outstanding preferred stock to provide for the growth of the Company. Consequently, no cash dividends are expected to be paid on the Company's Common Stock in the foreseeable future. Further, there can be no assurance that the proposed operations of the Company will generate the revenues and cash flow needed to declare a cash dividend or that the Company will have legally available funds to pay dividends.

  Under the terms of the Certificate of Designations, Preferences and Rights of the Series B Preferred Stock, until all of the Series B Preferred Stock have been converted into Common Stock or redeemed, no dividends may be declared or paid on the Common Stock without the prior consent of the holders of at least two-thirds of the outstanding Series B Preferred Stock.

                                      12.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The selected data presented below under the captions "Selected Consolidated Statement of Operations Data" and "Selected Consolidated Balance Sheet Data" for, and as of the end of, each of the years in the five-year period ended December 31, 1996, are derived from the consolidated financial statements of NTN and its subsidiaries, which financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The consolidated financial statements as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, and the report thereon, are incorporated by reference elsewhere in this Prospectus. The selected data should be read in conjunction with the consolidated financial statements for the three-year period ended December 31, 1996, the related notes and the independent auditors' report, which contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern which report is incorporated by reference in this Prospectus. The consolidated financial statements and selected consolidated data do not include any adjustments that might result from the outcome of this uncertainty. The following selected consolidated statement of operations data for the nine months ended September 30, 1997 and 1996 and related consolidated balance sheet data as of September 30, 1997 are derived from the unaudited consolidated financial statements of the Company and reflect all adjustments which in the opinion of management are necessary for a fair presentation of the Company's financial position and results of operations for these periods. Certain data for the five-year period ended December 31, 1996 and the nine months ended September 30, 1996 have been reclassified to conform to the format used for the nine months ended September 30, 1997. The results for the nine months ended September 30, 1997 are not necessarily indicative of the results that can be expected for the full fiscal year. The following data should be read in conjunction with "Management's Discussions and Analysis of Results of Operations and Financial Condition" and the Consolidated Financial Statements and notes thereto incorporated by reference in this Prospectus.

               SELECTED CONSOLIDATED STATEMENT OF OPERATIONS DATA
                     (in thousands, except per share data)

                                                                                                        Nine Months
                                                           Year Ended December 31,                  Ended September 30,
                                            ----------------------------------------------------    -------------------
                                              1996        1995      1994       1993       1992       1997        1996
                                            ---------   --------   -------   --------   --------   ---------   --------
                                                                                                        (unaudited)
Total revenues...........................   $ 25,711    $20,082    $16,146   $11,123    $ 6,047     $19,640    $ 19,687
Total operating expenses.................     51,566     25,508     16,102    13,210      8,466      28,895      30,753
                                            --------    -------    -------   -------    -------     -------    --------
Operating income (loss)..................    (25,855)    (5,426)        44    (2,087)    (2,419)     (9,255)    (11,066)
Other income (loss), net.................          1      1,409        412       457         24        (454)         --
                                            --------    -------    -------   -------    -------     -------    --------
Earnings (loss) from continuing
 operations..............................    (25,854)    (4,017)       456    (1,630)    (2,395)     (9,709)    (11,066)
Earnings (loss) from discontinued
 operations..............................     (1,317)        69        251       329        155          --      (1,317)
Gain from discontinued operations, net...      4,219         --         --        --         --          --       3,235
                                            --------    -------    -------   -------    -------     -------    --------
Net earnings (loss)......................    (22,952)    (3,948)       707    (1,301)    (2,240)     (9,709)     (9,148)
                                            --------    -------    -------   -------    -------     -------    --------
Earnings (loss) per share:
  Continuing operations..................   $  (1.15)   $ (0.19)   $  0.02   $ (0.10)   $ (0.21)    $ (0.41)   $  (0.49)
  Discontinued operations................       0.13         --       0.01      0.02         --          --        0.09
                                            --------    -------    -------   -------    -------     -------    --------
Net earnings (loss) per share............   $  (1.02)   $ (0.19)   $  0.03   $ (0.08)   $ (0.20)    $ (0.41)   $  (0.40)
Weighted average equivalent shares
 outstanding.............................     22,568     20,301     21,124    17,135     11,344      23,411      22,599

                                      13.

                    SELECTED CONSOLIDATED BALANCE SHEET DATA
                                 (in thousands)

                                                     December 31,                          September 30,
                               ---------------------------------------------------------
                                 1996        1995        1994        1993        1992           1997
                               ---------   ---------   ---------   ---------   ---------   --------------
                                                                                            (unaudited)
Total current assets........   $ 10,655    $ 26,009    $ 18,844    $ 23,102    $  9,004         $  6,209
Total assets................     28,504      41,221      31,239      27,240      10,171           20,556
Total current liabilities...     12,775       6,541       4,958       2,933       2,554           12,047
Total liabilities...........     18,282       7,770       5,782       3,587       2,379           16,212
Accumulated deficit.........    (46,139)    (23,187)    (19,239)    (19,946)    (18,645)         (55,848)
Shareholders' equity........     10,222      33,451      25,457      23,653       7,432            4,344

                                      14.

                              SELLING STOCKHOLDERS

     All of the shares offered hereby were issued or are issuable by the Company to the Selling Stockholders based on each such Selling Stockholder's ratable share of the shares of Common Stock issued or issuable to the Selling Stockholder upon the conversion of Series B Preferred Stock ("Registrable Securities") as of the date the Registration Statement of which this Prospectus is a part, becomes effective.

     Pursuant to the terms of a Registration Rights Agreement between the Company and the Selling Stockholders, the Company agreed to register the Registrable Securities under the Securities Act and to keep such registration effective until the earlier of: (i) the date as of which the Selling Stockholders may sell all of the Registrable Securities, without restriction pursuant to Rule 144(k) under the Securities Act (or successor thereto), or (ii) the date on which (A) the Selling Stockholders have sold all of the Registrable Securities and (B) none of the Series B Preferred Stock is outstanding.

     The following table sets forth certain information regarding the pro forma beneficial ownership of the Company's Common Stock that would be held by the Selling Stockholders if the Series B Preferred Stock had been converted in full on January 13, 1998. To the knowledge of the Company, the Selling Stockholders have sole voting and investment power with respect to their shares of Common Stock. None of the Selling Stockholders is currently an affiliate of the Company or has had a material relationship with the Company during the last three years.

                                              Number of Shares                          Number of Shares
                                             Beneficially Owned    Number of Shares    Beneficially Owned
           Selling Stockholder               Before Offering(1)    Being Offered(2)      After Offering
           -------------------               ------------------    ----------------    ------------------
Stark International.......................         4,055,450          4,055,450              - 0-
Shepherd Investments International Ltd....         4,055,450          4,055,450              - 0-

_________________

(1) Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options, warrants and convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days, are deemed outstanding, including for purposes of computing the percentage ownership of the person holding such option, warrant or convertible security, but not for purposes of computing the percentage of any other holder. The number of shares shown in the table is as of January 13, 1998, based on the number of shares of Common Stock issuable to each Selling Stockholder, assuming the Series B Preferred Stock were convertible in full on that date and that all the shares of Series B Preferred Stock held by such Selling Stockholder on that date had been converted at a price of $0.87 per share of Common Stock, which would have been the conversion price of the Series B Preferred Stock in effect on January 13, 1998.

(2) The shares of Common Stock offered hereby by the Selling Stockholders include such presently indeterminate number of shares as may be issued on conversion of the Series B Preferred Stock pursuant to the provisions thereof regarding determination of the applicable conversion price. The Company has agreed to register initially a number of shares of Common Stock equal to two times the number of shares of Common Stock that would have been issued if all the Series B Preferred Stock had been converted at the conversion price in effect at the time of the filing of the Registration Statement of which this Prospectus is a part. By way of example, if all of the shares of Series B Preferred Stock held by the Selling Stockholders had been converted on January 13, 1998, the Company would have been obligated to issue an aggregate of 8,110,900 shares of Common Stock in respect thereto. The foregoing estimate is for purposes of illustration only, and the actual number of shares of Common Stock issued or issuable upon conversion of the Series B Preferred Stock depends on the conversion price and conversion rate in effect at the time of conversion, which depend upon certain factors which cannot be predicted by the Company, including, among others, the future market price of the Common Stock and possible future anti-dilution adjustments. By its terms, the Series B Preferred Stock is convertible by the holders thereof only to the extent that the number of shares of Common Stock issuable on conversion, together with the number of shares of Common Stock then held by such holder and its affiliates (not including shares underlying unconverted shares of Series B Preferred
     Stock) would not exceed 4.9% of the then outstanding Common Stock as determined in accordance with Section 13(d) of the Exchange Act. The number of shares noted as being offered by the Selling Stockholders is also subject to increase pursuant to Rule 416 under the Securities Act in the event of a stock split, stock dividend or similar transaction involving the Common Stock. In addition, the Company will not be required to issue shares of Common Stock on any conversion to the extent that it is prohibited from doing so by applicable law or the rules or regulations of the AMEX or other exchange on which the Common Stock is then traded. In such event, the holders may elect to have the Company either (i) redeem the Series B Preferred Stock for cash at a redemption price per share equal to the product of the number of shares of Common Stock then issuable upon conversion of a share of Series B Preferred Stock, multiplied by the average of the closing bid prices of the Common Stock on the five trading days immediately preceding the redemption election, (ii) rescind the conversion and retain the Series B Preferred Stock, subject to the future right to convert on the terms described herein, or (iii) issue shares of Common Stock at a conversion price equal to the average of the closing bid prices of the Common Stock for the five trading days immediately preceding the date on which the Company receives the holders election.

                                      15.

     For all of the foregoing reasons, the number of shares of Common Stock set forth in the above table for such Selling Stockholder could be materially less or more than the actual number of shares of Common Stock that such Selling Stockholder could own beneficially at any given time through its ownership of the Series B Preferred Stock.

                               PLAN OF DISTRIBUTION

     The purpose of this Prospectus is to permit each Selling Stockholder, if it desires, to dispose of some or all of their shares at such times and at such prices as each my choose. Whether sales of shares will be made, and the timing and amount of any sale made, is within the sole discretion of each Selling Stockholder.

     The Common Stock covered by this Prospectus may be offered for sale from time to time by the Selling Stockholders to or through underwriters or directly to other purchasers or through agents in one or more market transactions, in one or more private transactions or in a combination of such methods of sale, at prices then prevailing, at prices related to such prices or at negotiated prices. Such methods of distribution may include, without limitation (a) a block trade in which the broker-dealer so engaged will attempt to sell the Common Stock as agent but may position and resell a portion of the block as a principal to facilitate the transaction; (b) purchases by a broker-dealer as a principal and resale by such broker-dealer for its own account pursuant to the Registration Statement of which this Prospectus is a part; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face-to-face transactions between sellers and purchasers without a broker or dealer. This Prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

     In connection with distributions of the Common Stock or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of Common Stock, in the course of hedging the positions they assume with the Selling Stockholders. The Selling Stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or financial institution of the shares of Common Stock offered hereby, which such broker-dealer or other financial institution may resell pursuant to this Prospectus (as supplemented or amended to reflect such transaction). The Selling Stockholders may also pledge the shares offered hereby to a broker-dealer or other financial institution and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this Prospectus (as supplemented or amended to reflect such transaction). In addition, any Common Stock covered by this Prospectus that so qualifies may be sold under Rule 144 under the Securities Act.

     Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from the Selling Stockholders in amounts to be negotiated in connection with sales pursuant thereto. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act.

     Certain costs, expenses and fees in connection with the registration of the shares of Common Stock offered hereby will be borne by the Company.
Commissions, discounts and transfer taxes, if any, attributable to the sales of the Common Stock will be borne by the Selling Stockholders. The Selling Stockholders have agreed or may agree to indemnify the Company or any underwriter, as the case may be, and any of their respective affiliates, directors, officers and controlling persons, against certain liabilities in connection with

                                      16.

the offering of the Common Stock pursuant to this Registration Statement, including liabilities arising under the Securities Act. In addition, the Company has agreed to indemnify the Selling Stockholders or any underwriter, as the case may be, and any of their respective affiliates, directors, officers and controlling persons, against certain liabilities in connection with the offering of the Common Stock pursuant to this Prospectus, including liabilities arising under the Securities Act.

     The Company has informed the Selling Stockholders that the anti-manipulation provisions of Regulation M under the Exchange Act may apply to their sales of the shares offered hereby and has furnished each of the Selling Stockholders with a copy of these rules. The Company also has advised the Selling Stockholders of the requirement for delivery of this Prospectus in connection with any public sale of the shares.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 10,000,000 shares of preferred stock, par value $.005 per share ("Preferred Stock"), and 50,000,000 shares of Common Stock. The Preferred Stock may be issued in one or more series; the only series currently designed are a series of 5,000,000 shares of Series A Convertible Preferred Stock (the "Series A Preferred Stock") and a series of 85,000 shares of Series B Convertible Preferred Stock (the "Series B Preferred Stock").

COMMON STOCK

     As of January 13, 1998, there were approximately 24,416,000 shares of Common Stock outstanding.

     The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the securityholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Company's Board of Directors out of legally available funds, after payment of any dividends required on the outstanding Preferred Stock. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets that are legally available for distribution, after payment of or provision for all debts and liabilities and for any payments with respect to the Preferred Stock. The holders of Common Stock have no preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to such shares. All of the understanding shares of Common Stock are fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to the rights of the holders of shares of the outstanding Preferred Stock and Series B Preferred Stock, and may be subject to the rights of the holders of such other Preferred Stock as the Company may issue in the future, although the Company has no plans at this time to issue additional Preferred Stock.

SERIES A PREFERRED STOCK

     As of January 13, 1998, there were 161,112 shares of Series A Preferred Stock outstanding. The holders of the Series A Preferred Stock are entitled to an annual dividend of 10% of the original issue price of $1.00 per share, payable semiannually on December 1 and June 1 of each year in cash or, at the option of the Company, by means of the issuance of shares of Common Stock, which are to be valued for this purpose at the fair market value of the Common Stock. The Company is current in the payment of all dividends on the Series A Preferred Stock. Upon liquidation, dissolution and winding up of the Company, each holder of the Series A Preferred Stock shall be entitled to receive $1.00 per share before any payment shall be made with respect to the outstanding shares of the Common Stock. Each share of the Series A Preferred Stock currently is convertible into approximately .2908 share of Common Stock at any time at the option of the holders of the Series A Preferred Stock. The rate of conversion is subject to certain antidilution provisions. The holders of the Series A Preferred Stock do not have any voting, preemptive, subscription or redemption rights.

                                      17.

SERIES B PREFERRED STOCK

     On October 31, 1997, the Company sold and issued an aggregate of 70,000 shares of Series B Preferred Stock at a purchase price of $100 per share to the Investors, all of which were outstanding on November 17, 1997. The Series B Preferred Stock bears a cumulative annual dividend of $4 per share, payable in quarterly installments of $1 per share on the last day of January, April, July and October of each year, commencing January 31, 1998. Any holder of Series B Preferred Stock is entitled to convert 25% of the Series B Preferred Stock owned by the holder into shares of Common Stock at any time on or after the earlier of
(i) February 28, 1998 and (ii) the Effective Date of the Registration Statement of which this Prospectus is a part (the "Initial Conversion Date"). An additional 25% of the Series B Preferred Stock owned by a holder will become convertible on each of the dates 60, 90 and 120 days, respectively, following the Initial Conversion Date. Notwithstanding the foregoing, no holder will be entitled to convert Series B Preferred Stock to the extent that the shares of Common Stock issuable upon such conversion would cause the aggregate shares of Common Stock beneficially owned by the holder and its affiliates to exceed 4.9% of the shares of Common Stock outstanding following such conversion. Any outstanding shares of the Series B Preferred Stock not converted by October 31, 2000 will automatically be converted as of such date.

     The number of shares of Common Stock issuable upon conversion of each share of Series B Preferred Stock will be determined by dividing the sum of $100 plus any accrued and unpaid dividends on the Series B Preferred Stock by the conversion price then in effect. The conversion price on any conversion date will be equal to the lesser of (a) 140% of the average of the closing bid prices of the Common Stock on the AMEX on the five trading days immediately preceding the Initial Conversion Date, but in no event more than $3.50 per share, (the "conversion ceiling") and (b) 85% of the lowest average of the closing bid prices of the Common Stock on any three trading days during the 20 trading days immediately preceding the conversion date. The conversion price and conversion ceiling are subject to adjustment in certain events, including stock dividends or subdivisions or reclassifications of the Common Stock. The actual number of shares of Common Stock into which the Series B Preferred Stock shall be converted will depend on the conversion price and conversion rate in effect on the relevant conversion date. The number of shares issuable on conversion of the Series B Preferred Stock is subject to adjustment in the event of a stock split, stock dividend or similar transaction involving the Common Stock. The Company will not be required to issue shares of Common Stock on any conversion to the extent that it is prohibited from doing so by applicable law or the rules or regulations of the AMEX or other exchange on which the Common Stock is then traded. In such event, the holders may elect to have the Company either (i) redeem the Series B Preferred Stock for cash at a redemption price per share equal to the product of the number of shares of Common Stock then issuable upon conversion of a share of Series B Preferred Stock, multiplied by the average of the closing bid prices of the Common Stock on the five trading days immediately preceding the redemption election, (ii) rescind the conversion and retain the Series B Preferred Stock, subject to the future right to convert on the terms described herein or (iii) issue shares of Common Stock at a conversion price equal to the average of the closing bid prices of the Common Stock for the five trading days immediately preceding the date on which the Company receives the holders election.

     In the event of liquidation, dissolution and winding up of the Company, each holder of Series B Preferred Stock will be entitled to receive an amount equal to $100, plus any accrued and unpaid dividends, per share of Series B Preferred Stock, before any payment shall be made with respect to outstanding shares of the Common Stock. As long as at least one-third of the currently outstanding Series B Preferred Stock remains outstanding, the Company will be prohibited from authorizing or issuing additional stock that ranks senior to the Series B Preferred Stock as to dividends and distributions or payments on liquidation, dissolution and winding up. Except as described above, the holders of the Series B Preferred Stock do not have any voting, preemptive, subscription or redemption rights.

     Additional shares of authorized Preferred Stock may be issued without stockholder approval, subject to the rights of any holders of outstanding Series B Preferred Stock. The Board of Directors is authorized to issue such shares in one or more series and to fix the rights, preferences, privileges, qualifications, limitations and restrictions thereof, including dividend rights and rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without any vote or action by the holders of Common Stock. Any Preferred Stock to be issued could rank prior to the Common Stock with respect to dividend rights and rights on liquidation.

                                      18.

The Board of Directors, without approval of the holders of common stock, may issue Preferred Stock with voting and conversion rights that could adversely affect the voting power of holders of Common Stock or create impediments to persons seeking to gain control of the Company. The Company has no present plan or arrangement to issue any additional shares of Preferred Stock.

ANTI-TAKEOVER PROVISIONS

     The provisions of the Company's Restated Certificate of Incorporation (the "Certificate") and Bylaws (the "Bylaws"), summarized in the succeeding paragraphs, may have anti-takeover effects and may delay, defer or prevent a tender offer, takeover attempt or change in control that a securityholder might consider to be in such securityholder's best interest, including those attempts that might result in a premium over the market price for the shares held by securityholders.

     Amendment of Certain Provisions of the Certificate of Incorporation and
     -----------------------------------------------------------------------
     Bylaws
     ------

     The Certificate provides that the affirmative vote of the holders of at least 80% of the total voting power of all outstanding securities of the Company then entitled to vote generally in the election of directors, voting together as a single class, is required to amend certain provisions of the Certificate, including those provisions relating to the number, election and term of directors; the removal of directors and the filling of vacancies; indemnification of directors, officers and others; and the supermajority voting requirements in the Certificate. The Certificate further provides that the Bylaws may be amended by the Board of Directors or by an affirmative vote of the holders of not less than 80% of the total voting power of all outstanding securities of the Company then entitled to vote generally in the election of directors, voting together as a single class. These voting requirements will have the effect of making more difficult any amendment by securityholders, even if a majority of the Company's securityholders believes that such amendment would be in their best interests.

     Classified Board of Directors
     -----------------------------

     The Certificate and the Bylaws divide the Board of Directors into three classes, each class to be nearly equal in number as possible, each class serving staggered three-year terms. Approximately two-thirds of the directors of the Company are subject to re-election at each annual meeting of securityholders. The classification of directors and provisions in the Certificate that limit the ability of securityholders to increase the size of the Board of Directors without the vote of at least 80% of the total voting power of all outstanding voting securities, together with provisions in the Certificate that limit the ability of securityholders to remove directors and that permit the remaining directors to fill any vacancies on the Board, will have the effect of making it more difficult for securityholders to change the composition of the Board of Directors. As a result, at least two annual meetings of securityholders may be required for the securityholders to change a majority of the directors, whether or not a change in the Board of Directors would be beneficial to the Company and its securityholders and whether or not a majority of the Company's securityholders believes that such a change would be desirable.

     Certain Securityholder Action
     -----------------------------

     The Certificate requires that securityholder action be taken at an annual meeting or special meeting of securityholders called pursuant to a resolution adopted by a majority of the Board of Directors and prohibits securityholder action by written consent.

     Section 203 of the Delaware General Corporation Law
     ---------------------------------------------------

     The Company is governed by the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). Subject to certain exceptions summarized below, Section 203 prohibits any Interested Securityholder from engaging in a "business combination" with a Delaware corporation for three years following the date such person became an Interested Securityholder. Interested Securityholder, as defined,

                                      19.

includes (i) any person who is the beneficial owner of 15% or more of the outstanding voting stock of the corporation and (ii) any person who is an affiliate or associate of the corporation and who held 15% or more of the outstanding voting stock of the corporation at any time within three years before the date on which such person's status as an Interested Securityholder is determined. Subject to certain exceptions, a "business combination" includes, among other things: (i) any merger or consolidation involving the corporation;
(ii) the sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation; (iii) any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the Interested Securityholder, except pursuant to a transaction that effects a pro rata distribution to all securityholders of the corporation; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation that is owned directly or indirectly by the Interested Securityholder; and (v) any receipt by the Interested Securityholder of the benefit (except proportionately as a securityholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     Section 203 does not apply to a business combination if: (i) before a person became an Interested Securityholder, the board of directors of the corporation approved the transaction in which the Interested Securityholder became an Interested Securityholder or the business combination; (ii) upon consummation of the transaction that resulted in the person becoming an Interested Securityholder, the Interested Securityholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commences (other than certain excluded shares); or (iii) following a transaction in which the person became an Interested Securityholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a regular or special meeting of securityholders (and not by written consent) by the affirmative vote of the holders of at least 66-2/3% of the outstanding voting stock of the corporation not owned by the Interested Securityholder.

TRANSFER AGENT

     The Transfer Agent for the Common Stock is American Stock Transfer & Trust Company, New York, New York.

                                      20.

                        SHARES ELIGIBLE FOR FUTURE SALE

RESTRICTED STOCK

     As of January 13, 1998, there were approximately 24,416,000 shares of Common Stock outstanding. Approximately 6,559,000 of such shares of Common Stock are "restricted securities" within the meaning of Rule 144 of the regulations promulgated under the Securities Act. All or substantially all of such shares are covered by currently effective registration statements and can be offered and sold publicly by the beneficial owners at any time so long as the registration statements remain effective. Moreover, in general under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including a person who may be deemed to be an "affiliate" of the Company as that term is defined under the Securities Act, is entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the then-outstanding shares of Common Stock, or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. If the shares in question were acquired from the Company in transactions not involving a public offering, then they may not be sold under Rule 144 until they have been outstanding for at least one year. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and the availability of current public information about the Company. However, a person who is not deemed to have been an affiliate of the Company during the 90 days preceding a sale by such person is entitled to sell shares that have been outstanding for at least two years without regard to the volume, manner of sale or notice requirements.

     No predictions can be made with respect to the effect, if any, that sales of Common Stock in the market or the availability of shares of Common Stock for sale pursuant to currently effective registration statements or under Rule 144 will have on the market price of Common Stock prevailing from time to time. Nevertheless, the possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities.

OPTIONS AND WARRANTS

     As of January 13, 1998, there were approximately 4,988,225 shares of Common Stock reserved for issuance upon the exercise of outstanding stock options of the Company at exercise prices ranging from $1.88 to $6.50 per share, of which options to purchase approximately 2,657,567 shares were exercisable as of that date.

     As of January 13, 1998, the Company also had outstanding warrants, including for this purpose the Settlement Warrants described below, to purchase an aggregate of approximately 3,260,200 shares of Common Stock at exercise prices ranging from $0.96 to $8.00 per share, of which warrants to purchase approximately 2,216,000 shares were exercisable as of that date. The Company currently has effective registration statements covering the resale of substantially all of the shares issuable upon exercise of the Company's outstanding warrants.

SETTLEMENT WARRANTS

     The Settlement Warrants, when issued, will be in registered form, and are subject to the terms and conditions of a Warrant Agreement between the Company and American Stock Transfer & Trust Company, as Warrant Agent.

     Each Settlement Warrant will entitle the holder thereof to purchase one share of Common Stock at an exercise price of $0.96 per share. The Settlement Warrants will be exercisable for a period of three years from the date of issuance, and during the period from the second anniversary of the date of issuance until the expiration of the Settlement Warrants, the holders will have the right (but are not obligated) to require the Company to redeem the Settlement Warrants for cash at a price of $3.25 per Settlement Warrant unless the Settlement Warrants shall have previously been exercised. The redemption right will expire, however, if at any time during the exercise

                                      21.

period the closing price per share of Common Stock as reported on the AMEX exceeds the exercise price by more than $3.25 per share for any seven trading days, whether or not consecutive. The cost to the Company to redeem all of the Settlement Warrants would be $1,836,250. Upon expiration of the redemption right, NTN will have no further obligation to repurchase the Settlement Warrants. On and after the expiration date, the Settlement Warrants become wholly void and of no value.

     The Settlement Warrants will contain antidilution provisions to avoid dilution of the equity interest represented by the underlying shares upon the occurrence of certain events such as share dividends or splits, reorganizations, consolidations, mergers or like occurrences.

     Pursuant to the settlement of the Action, the Company filed a Registration Statement under the Securities Act in order to register the issuance of the shares of Common Stock underlying the Settlement Warrants. The Company will use its best efforts to keep the Registration Statement and any registration or qualification required under state securities laws with respect to the shares of Common Stock offered hereby effective during the term of the Settlement Warrants. The Settlement Warrants may not be exercised during any period in which any such registration or qualification is required but is not in effect.

     The foregoing options and warrants could adversely affect the Company's ability to obtain future financing and engage in certain mergers and similar transactions, since such options and warrants are likely to be exercised into shares of Common Stock, if at all, only at a time when the exercise price is less than the market price of the Common Stock. For the life of such options and warrants, the holders are given the opportunity to profit from a rise in the market price of the Common Stock without assuming the risk of ownership. Moreover, the holders of those options and warrants can be expected to exercise them at a time when the Company would be able to obtain additional capital through a new offering of securities on terms more favorable than those provided by such options and warrants. To the extent the trading price of the Common Stock at the time of exercise of any such options or warrants exceeds the exercise price, such exercise will also have a dilutive effect on the Company's securityholders.

     As described under "Recent Developments," the Company recently issued an aggregate of 739,436 restricted shares of Common Stock in exchange for the surrender and cancellation of certain previously outstanding options and warrants to purchase an aggregate of 2,566,550 shares of Common Stock at exercise prices ranging from $2.00 to $5.25 per share. The Company may in the future enter into similar agreements to issue shares of Common Stock in exchange for cancellation of other outstanding options and warrants.

                                 LEGAL MATTERS

     Troy & Gould Professional Corporation, Los Angeles, California, has rendered an opinion to the effect that the shares of Common Stock offered hereby will be duly and validly issued, fully paid and nonassessable. Such counsel owns 3,171 shares of Common Stock as of the date of this Prospectus with a value of approximately $3,369, based on the last sale price of the Common Stock as reported on the AMEX on January 13, 1998.

                                    EXPERTS

     The financial statements and schedules of NTN Communications, Inc. as of December 31, 1996, and for each of the years in the three-year period ended December 31, 1996, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the December 31, 1996, financial statements contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                      22.

================================================================================

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY SELLING STOCKHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES TO ANY PERSON IN ANY STATE OR OTHER JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THE FACTS HEREIN SET FORTH SINCE THE DATE HEREOF.



                                _______________


                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
The Company...........................................................        1
Available Information.................................................        1
Incorporation of Certain
   Documents by Reference.............................................        2
Risk Factors..........................................................        3
Recent Developments...................................................       10
Use of Proceeds.......................................................       12
Price Range of Common Stock
   and Dividend Policy................................................       12
Selling Stockholders..................................................       15
Plan of Distribution..................................................       16
Description of Capital Stock..........................................       17
Shares Eligible for Future Sale.......................................       21
Legal Matters.........................................................       22
Experts...............................................................       22

================================================================================
================================================================================



                                  COMMON STOCK



                            NTN COMMUNICATIONS, INC.


                                8,820,000 SHARES



                                  ____________

                                   PROSPECTUS
                                  ____________



                               February 12, 1998

================================================================================